UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2019

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Sierra Wireless Device-to-Cloud IoT Solution Enables Unimar to Deploy Tower Lighting Systems and Improve Flight Safety

Unimar’s obstruction lighting and custom control system uses Sierra Wireless AirLink RV50 gateway, SIM and AirVantage IoT Platform to alert aviation authorities to potential hazards along flight routes

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 31, 2019--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that Unimar, a worldwide supplier of tower and obstruction lighting products, has selected Sierra Wireless’ device-to-cloud solution, including AirLink® RV50 industrial LTE gateways and SIMs, configured and managed over the air using the AirVantage® IoT Platform, to connect and manage critical lighting and control systems along flight paths.

Terry Zarnowski, Chief Technology Officer of Unimar said: “Sierra Wireless’ device-to-cloud solution allows us to provide our customers with a managed service to monitor, control and optimize their obstruction lighting. We’re able to collect insightful, actionable data from devices in the field and receive alerts in mission-critical situations, ensuring that flight path hazards are always properly marked, and our customers are compliant with FAA protocols. As a result, we’re able to substantially reduce the time it takes to file a Notice To Airmen, to within seconds instead of minutes or hours, greatly reducing liability and risk to our customers.”

To prevent aircraft collisions, the Federal Aviation Administration (FAA) requires that all towers over 200 feet be equipped with obstruction lighting and control systems and for the infrastructure owner to file a Notice to Airmen (NOTAM) to alert the FAA of the potential hazard when an obstruction light fails. Failing to repair a defective tower light immediately could place passengers and residents in danger. Unimar’s managed IoT solution collects data from controlled lighting devices on towers and takes action by logging the data, updating specified individuals and sending a NOTAM to the FAA to re-route air traffic in the case of a lighting failure.

Unimar chose Sierra Wireless’ device-to-cloud solution, including AirLink RV50 gateways, SIMs and AirVantage IoT Platform to connect its mission-critical obstruction lighting. The industry’s lowest power and most rugged LTE gateway, AirLink RV50 helps Unimar’s customers keep infrastructure costs low, while providing reliable, resilient connectivity. Using the AirVantage IoT Platform to manage their hardware and connectivity, Unimar can provide customers with mission-critical data, value-added monitoring options and an always-on customer service experience.

Marc Overton, SVP and general manager of IoT Services at Sierra Wireless said: “Working with a trusted IoT partner, Unimar was able to modernize their solution and incorporate value-added services for their customers. Our device-to-cloud IoT solution is scalable and can be deployed quickly, ensuring that Unimar can focus on helping its customers put safety first.”

Availability
To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless”, “AirLink” and "AirVantage" are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	January 31, 2019